# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALXCRYPTO HOLDINGS, INC. f/k/a QUALIGEN THERAPEUTICS, INC., CIK 0001460702
CUSIP: 74754R301
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2042 Corte Del Nogal, Carlsbad, California (CA), 92011
Date of event which requires filing of this statement: 01/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001140358

## Reporting persons
- Alpha Capital Anstalt: type of reporting person: corporation (CO); citizenship or place of organization: Liechtenstein (N2); sole voting power 36,003; shared voting power 0; sole dispositive power 36,003; shared dispositive power 0; aggregate amount beneficially owned 36,003 (0.51% of the class)
  Comment: Note to 5, 7, 9 and 11: Based on 7,049,999 shares outstanding as of November 20, 2025 as reported on DEF-14A filed with the Securities and Exchange Commission on December 15, 2025.

## Item 1. Issuer
Name of issuer: ALXCRYPTO HOLDINGS, INC. f/k/a QUALIGEN THERAPEUTICS, INC.
Address of issuer's principal executive offices: 2042 Corte Del Nogal, Carlsbad, California 92011

## Item 2. Person Filing
Name of person filing: Alpha Capital Anstalt
Address of principal business office or, if none, residence: Altenbach 8, FL-9490 Vaduz, Liechtenstein
Citizenship: Liechtenstein

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 36,003.00
Percent of class: 0.51%
Sole power to vote or to direct the vote: 36,003.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 36,003.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alpha Capital Anstalt: /s/ Konrad Ackermann, Konrad Ackermann/Director (01/29/2026)